January 30, 2017

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated January 11, 2017
File No. 001-33998

Dear Ms. Shenk,

We are in receipt of the letter, dated January 24, 2017, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). We are responding to the Staff’s comment as set forth below. For ease of reference, we have also set forth the text of the Staff’s comment prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Additional Statistical Data by Segment

Big Fish Games, page 48

1.	We note your response to prior comment one. You state you will no longer present the measure “bookings” as a non-GAAP measure, and you will include the measure as an operational metric. In your response, you also state the measure is an indicator of your purchasing trends. If so, please state this fact in the filing. Please note that if you characterize the metric as a performance measure, you are subject to compliance with all of the requirements under Item 10(e) of Regulation S-K.

600 North Hurstbourne Parkway, Suite 400 Louisville, KY 40222

(502) 636-4400 www.churchilldownsincorporated.com

Response:

We acknowledge the Staff’s comment. The Company will include “bookings” in our “Additional Statistical Data by Segment” section in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as an operational metric in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2016. We will define bookings in our filing as an operational metric that is used to evaluate our customer purchasing trends related to virtual currency, virtual goods, or premium games that consumers have purchased through third party app stores or the Big Fish Games website.

If the Company decides to characterize “bookings” as a performance measure at some point in the future, we will highlight this metric as a non-GAAP measure and ensure compliance under Item 10(e) of Regulation S-K.

*      *      *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Carter Vance, Esq., Churchill Downs Incorporated
Chad Dobson, Churchill Downs Incorporated
John Kelsh, Esq., Sidley Austin LLP
Mark Rexroat, PricewaterhouseCoopers LLP

600 North Hurstbourne Parkway, Suite 400 Louisville, KY 40222

(502) 636-4400 www.churchilldownsincorporated.com